Johnson Matthey

October 13, 2005

[redacted]

05011962

Robert M. Talley
Vice President, General Counsel
and Secretary

VIA CERTIFIED MAIL
RETURN RECEIPT REQ
\# 7004 2890 0002 4355 9734

SUPPL

RECEIVED OCT 2? 2005 SEC MAIL PROCESSING SECTION WASH, D.C. 185

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20546

Re: Johnson Matthey PLC - File No. 82-2272

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

1.	**Notification of Transactions of Directors/Persons**	**23 Sept 2005**
2.	**Notification of Share Purchase**	**06 Sept 2005**
3.	**Notification of Share Purchase**	**08 Sept 2005**
4.	**Notification of Share Purchase**	**09 Sept 2005**
5.	**Notification of Share Purchase**	**15 Sept 2005**
6.	**Notification of Share Purchase**	**15 Sept 2005**
7.	**Notification of Share Purchase**	**16 Sept 2005**
8.	**Notification of Share Purchase**	**22 Sept 2005**
9.	**Notification of Share Purchase**	**23 Sept 2005**
10.	**Notification of Share Purchase**	**23 Sept 2005**
11.	**Notification of Share Purchase**	**27 Sept 2005**
12.	**Press Release**	**09 Sept 2005**
13.	**Press Release**	**28 Sept 2005**

PROCESSED
OCT 25 2005
THOMSON FINANCIAL

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby, is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

Very truly yours,

Robert M. Talley
Vice President & General Counsel

Enclosures
cc: S. A. Farrant (w/o encl.)

NORTH AMERICAN CORPORATE
Suite 600, 435 Devon Park Drive, Wayne PA 19087-1998 TEL: (610) 971-3131, FAX: (610) 971-3022

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4(R)(1)(a); or (ii) DR 3.1.4 (R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or (iii) both (i) and (ii):

N A P Carson	(iii)
P N Hawker	(iii)
D W Morgan	(iii)
W F Sandford	(i)
J N Sheldrick	(iii)
I F Stephenson	(i)

3. Name of person discharging managerial responsibilities/director:

N A P Carson
P N Hawker
D W Morgan
W F Sandford
J N Sheldrick
I F Stephenson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

In respect of persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

Mourant ECS Trustees Limited

8. State the nature of the transaction:

Monthly acquisition of shares via the Johnson Matthey Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	33
P N Hawker	33
D W Morgan	33
W F Sandford	33
J N Sheldrick	33
I F Stephenson	33

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£11.54

14. Date and place of transaction:

21 September 2005, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson	50,734
P N Hawker	7,787
D W Morgan	36,089
J N Sheldrick	53,123

16. Date issuer informed of transaction:

22 September 2005

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

23 September 2005

NOTIFICATION OF SHARE PURCHASE

Johnson Matthey PLC advises that Mourant & Co Trustees Limited, as the trustee of the Johnson Matthey Share Retention Trust (the "Trust") made the following share purchase in Johnson Matthey PLC:

Date	Number of Shares	Price
6 September 2005	60,000	1153.13 pence

The Trust is for the benefit of Johnson Matthey employees and, inter alia, is used to fund obligations arising under Johnson Matthey's Executive Share Option Schemes and the Johnson Matthey Long Term Incentive Plan.

In so far as the executive directors of Johnson Matthey PLC and other persons discharging managerial responsibilities are beneficiaries under the Trust, they have an interest in all the shares acquired.

S Farrant
Company Secretary
6 September 2005

NOTIFICATION OF SHARE PURCHASE

Johnson Matthey PLC advises that Mourant & Co Trustees Limited, as the trustee of the Johnson Matthey Share Retention Trust (the "Trust") made the following share purchase in Johnson Matthey PLC:

Date	Number of Shares	Price
7 September 2005	50,000	1158.47 pence

The Trust is for the benefit of Johnson Matthey employees and, inter alia, is used to fund obligations arising under Johnson Matthey's Executive Share Option Schemes and the Johnson Matthey Long Term Incentive Plan.

In so far as Johnson Matthey PLC executive directors and other persons discharging managerial responsibilities are beneficiaries under the Trust, they have an interest in all the shares acquired.

S Farrant
Company Secretary
8 September 2005

NOTIFICATION OF SHARE PURCHASE

Johnson Matthey PLC advises that Mourant & Co Trustees Limited, as the trustee of the Johnson Matthey Share Retention Trust (the "Trust") made the following share purchase in Johnson Matthey PLC:

Date	Number of Shares	Price
8 September 2005	30,000	1159.00 pence

The Trust is for the benefit of Johnson Matthey employees and, inter alia, is used to fund obligations arising under Johnson Matthey's Executive Share Option Schemes and the Johnson Matthey Long Term Incentive Plan.

In so far as Johnson Matthey PLC executive directors and other persons discharging managerial responsibilities are beneficiaries under the Trust, they have an interest in all the shares acquired.

S Farrant
Company Secretary
9 September 2005

NOTIFICATION OF SHARE PURCHASE

Johnson Matthey PLC advises that Mourant & Co Trustees Limited, as the trustee of the Johnson Matthey Share Retention Trust (the "Trust"), made the following share purchase in Johnson Matthey PLC:

Date	Number of Shares	Price
14 September 2005	40,000	1158.71 pence

The Trust is for the benefit of Johnson Matthey employees and, inter alia, is used to fund obligations arising under Johnson Matthey's Executive Share Option Schemes and the Johnson Matthey Long Term Incentive Plan.

In so far as Johnson Matthey PLC executive directors and other persons discharging managerial responsibilities are beneficiaries under the Trust, they have an interest in all the shares acquired.

S Farrant
Company Secretary
15 September 2005

NOTIFICATION OF SHARE PURCHASE

Johnson Matthey PLC advises that Mourant & Co Trustees Limited, as the trustee of the Johnson Matthey Share Retention Trust (the "Trust"), made the following share purchase in Johnson Matthey PLC:

Date	Number of Shares	Price
15 September 2005	200,000	1155.20 pence

The Trust is for the benefit of Johnson Matthey employees and, inter alia, is used to fund obligations arising under Johnson Matthey's Executive Share Option Schemes and the Johnson Matthey Long Term Incentive Plan.

In so far as Johnson Matthey PLC executive directors and other persons discharging managerial responsibilities are beneficiaries under the Trust, they have an interest in all the shares acquired.

S Farrant
Company Secretary
15 September 2005

NOTIFICATION OF SHARE PURCHASE

Johnson Matthey PLC advises that Mourant & Co Trustees Limited, as the trustee of the Johnson Matthey Share Retention Trust (the "Trust"), made the following share purchase in Johnson Matthey PLC:

Date	Number of Shares	Price
16 September 2005	13,000	1157.08 pence

The Trust is for the benefit of Johnson Matthey employees and, inter alia, is used to fund obligations arising under Johnson Matthey's Executive Share Option Schemes and the Johnson Matthey Long Term Incentive Plan.

In so far as Johnson Matthey PLC executive directors and other persons discharging managerial responsibilities are beneficiaries under the Trust, they have an interest in all the shares acquired.

S Farrant
Company Secretary
16 September 2005

NOTIFICATION OF SHARE PURCHASE

Johnson Matthey PLC advises that Mourant & Co Trustees Limited, as the trustee of the Johnson Matthey Share Retention Trust (the "Trust"), made the following share purchase in Johnson Matthey PLC:

Date	Number of Shares	Price
21 September 2005	100,000	1145.00 pence

The Trust is for the benefit of Johnson Matthey employees and, inter alia, is used to fund obligations arising under Johnson Matthey's Executive Share Option Schemes and the Johnson Matthey Long Term Incentive Plan.

In so far as Johnson Matthey PLC executive directors and other persons discharging managerial responsibilities are beneficiaries under the Trust, they have an interest in all the shares acquired.

S Farrant
Company Secretary
22 September 2005

NOTIFICATION OF SHARE PURCHASE

Johnson Matthey PLC advises that Mourant & Co Trustees Limited, as the trustee of the Johnson Matthey Share Retention Trust (the "Trust"), made the following share purchase in Johnson Matthey PLC:

Date	Number of Shares	Price
22 September 2005	50,000	1134.94 pence

The Trust is for the benefit of Johnson Matthey employees and, inter alia, is used to fund obligations arising under Johnson Matthey's Executive Share Option Schemes and the Johnson Matthey Long Term Incentive Plan.

In so far as Johnson Matthey PLC executive directors and other persons discharging managerial responsibilities are beneficiaries under the Trust, they have an interest in all the shares acquired.

S Farrant
Company Secretary
23 September 2005

NOTIFICATION OF SHARE PURCHASE

Johnson Matthey PLC advises that Mourant & Co Trustees Limited, as the trustee of the Johnson Matthey Share Retention Trust (the "Trust"), made the following share purchase in Johnson Matthey PLC:

Date	Number of Shares	Price
23 September 2005	50,000	1136.50 pence

The Trust is for the benefit of Johnson Matthey employees and, inter alia, is used to fund obligations arising under Johnson Matthey's Executive Share Option Schemes and the Johnson Matthey Long Term Incentive Plan.

In so far as Johnson Matthey PLC executive directors and other persons discharging managerial responsibilities are beneficiaries under the Trust, they have an interest in all the shares acquired.

S Farrant
Company Secretary
23 September 2005

NOTIFICATION OF SHARE PURCHASE

Johnson Matthey PLC advises that Mourant & Co Trustees Limited, as the trustee of the Johnson Matthey Share Retention Trust (the "Trust"), made the following share purchase in Johnson Matthey PLC:

Date	Number of Shares	Price
26 September 2005	50,000	1152.83 pence

The Trust is for the benefit of Johnson Matthey employees and, inter alia, is used to fund obligations arising under Johnson Matthey's Executive Share Option Schemes and the Johnson Matthey Long Term Incentive Plan.

In so far as Johnson Matthey PLC executive directors and other persons discharging managerial responsibilities are beneficiaries under the Trust, they have an interest in all the shares acquired.

S Farrant
Company Secretary
27 September 2005

09 September 2005
For release at 7.00 am, Friday 9th September 2005

Johnson Matthey to build Autocatalyst facility in Korea

At a ceremony held yesterday in Royston, UK, Johnson Matthey signed a Memorandum of Understanding (MOU) with senior representatives of Gyeonggi province, Republic of Korea, to secure a green field site as the first step in a multi-million pound investment in Korea. The site is located in a new high technology science park near Jangan in Gyeonggi province, 50 kilometres south west of Seoul.

Over the last decade Korea has emerged as a leading player in the global automotive industry and Johnson Matthey plans to build a plant to manufacture emission control catalysts for a wide range of both diesel and petrol powered vehicles. The new facility will also carry out research and development activities and will include vehicle and engine emission test capabilities to support the Korean motor industry.

The MOU was signed by Larry Pentz, Executive Director, Environmental Catalysts and Technologies and Sohn, Hak-Kyu, the Governor of Gyeonggi province. The signing ceremony was also attended by other senior representatives of Gyeonggi province, the Korean Embassy in London and KOTRA, the Korean Trade – Investment Promotion Agency. Following the signing ceremony, the Korean delegation was given a tour of Johnson Matthey's European Autocatalyst Technology Centre and of the extensive emission control catalyst production facilities on the Royston site.

Commenting on Johnson Matthey's investment plans, Larry Pentz said 'We recognize the growing importance of the Korean automotive industry and its strategic position in the global vehicle market. Furthermore, we expect Korea to be one of Asia's most important markets for heavy duty diesel catalysts as emission standards continue to tighten throughout the region. We feel the time is right to invest in Korea and are very pleased with our relationship with Gyeonggi province; it is the perfect location for us to establish a major presence is this key market. We are honoured that the Governor Sohn and his delegation were able to visit us today'

Speaking at the signing ceremony, Governor Sohn said: 'We are delighted that Johnson Matthey has selected Gyeonggi province for this important investment. It is our aim to attract high technology companies, with progressive, long-term plans to establish R&D and manufacturing facilities in our province in order to serve Korea and the Asia region. We look forward to the next phase of this investment'

Enquiries:

Ian Godwin Director, Corporate Communications 020 7269 8410 Mobile 07967 278410

Howard Lee The HeadLand Consultancy 020 7036 0369 Mobile 07836 785993

For Release at 7.00 am Wednesday 28th September 2005

Johnson Matthey Pre Close Trading Update for the Half Year – Trading in line with Expectations

The first half of Johnson Matthey's current financial year ends on 30th September 2005 and its interim results for the half year will be announced on 23rd November 2005. Prior to entering its closed period the company is today issuing the following update on current trading:

"Trading in the first half of Johnson Matthey's financial year has been in line with expectations. Conditions in the second quarter have been similar to the first and divisional performance has continued the progress described in the AGM statement made on 19th July. Profit before tax and earnings per share are ahead of last year (both before and after the one-off rationalisation costs included in last year's results).

Catalysts Division's profits are ahead of last year with Environmental Catalysts and Technologies benefiting from strong sales of catalysts for diesel cars in Europe, although the North American market has remained weak. Prospects for sales of heavy duty diesel catalysts are encouraging with sales of products to original equipment manufacturers in Europe starting to grow. We have put in new capacity to manufacture Catalysed Soot Filters (CSFs) which should add to growth in the second half of the year. Process Catalysts and Technologies has also had an encouraging first half with strong sales of catalysts for methanol synthesis and hydrogen purification.

Precious Metal Products Division is ahead of last year with good growth in profits from manufacturing including Colour Technologies which was transferred from Colours & Coatings Division on 1st April. The division has also benefited from favourable market conditions for platinum where the price has remained firm with continuing good demand from the automotive sector.

As expected, profits of the Pharmaceutical Materials Division are lower than last year reflecting the reduced contribution from carboplatin and weaker revenues in contract research. However, prospects for the new product launches planned for 2006 remain very encouraging.

Ceramics Division, which will be shown in the interim results as a stand alone business following the restructuring of the former Colours & Coatings Division, has had a good first half with profits ahead of last year benefiting from earlier restructuring and improved margins.

The exchange rate for the US dollar has averaged $1.82/£ compared with $1.81/£ for the first six months of last year. Overall, exchange translation has not had a major impact on the group's results compared with last year.

The outlook for the year as a whole remains very much the same as we set out in our annual report. Last year the group's profits were higher in the first half of the year than the second half. In the current financial year we expect this trend to be reversed with most of the growth coming in the second half of the year."

Enquiries:

Ian Godwin	Director, IR and Corporate Communications	020 7269 8410
John Sheldrick	Group Finance Director	020 7269 8438
Howard Lee	The HeadLand Consultancy	020 7036 0369

www.matthey.com